Odysight.ai Inc.

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

February 4, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Odysight.ai Inc.
Registration Statement on Form S-1 Filed December 12, 2024 File No. 333-283773

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odysight.ai Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-283773) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 p.m., Eastern Time, on Tuesday, February 4, 2025 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +972 3636 6000. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

ODYSIGHT.AI INC.

By:	/s/ Yehu Ofer
Name:	Yehu Ofer
Title:	Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, P.A.)